Mail Stop 4-6

April 1, 2005

James W. Dolan
Chief Financial and Operating Officer
MAI Systems Corporation
26110 Enterprise Way
Lake Forest, California 92630

Re:	MAI Systems Corporation
	Schedule 14C/A - File No. 1-09158, filed March 18, 2005

Dear Mr. Dolan:

      We have reviewed you`re amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C

General

1. We note your response to our prior comment no. 10 and that you did
not adequately demonstrate how you have met all three conditions specified under Rule 3-01(c) of Regulation S-X. Supplementally provide your quantitative analysis that supports your determination that you expect to report income for the most recent fiscal year that
includes the impact of the loss on extinguishment of debt.  We refer
you to Rule 3-01(c)(2) of Regulation S-X.   However, since the
financial statements are over 89 days beyond the end of the year-end, the financial statements should be updated to include audited financial statements for the two most recent year-ends.

Pro Forma Financial Information, Appendix B

2. We note your response to our prior comment no. 13 and your belief that EITF 96-19 is not applicable. Supplementally provide your quantitative analysis supporting your determination that the modification of your debt to include a contingent conversion feature is not a substantive modification. In your response specifically address how you considered the value of your common stock, based on quoted market prices, that would have been issued to debt holders if the debt was converted on the date it was modified.

3. We note from your response to our prior comment no. 16 that you include $188,000 of compensation expense in the Investor Group`s new basis. As previously requested, tell us the authoritative literature you relied on in determining that compensation expense should be included in the Investor Group`s basis for applying push down accounting. In your response, specifically address why a benefit (purchase of common stock at below quoted market price) to certain members of the Investor Group should be included in their basis.

4. We note your response to our prior comment no. 19 and your revised disclosures relating to the allocation of your purchase price on page
B-4. It appears that the historical net book value ($10,119) includes proceeds from $1 million of common stock subscribed by the
Investor Group. Tell us why this $1 million in proceeds from the Investor Group is included in your computation to arrive at your pro forma balance sheet and step up in basis of your assets. In addition, address in your response why the $1 million of common stock subscribed is included in your historical stockholder`s equity in your schedule of post push-down stockholders` equity (deficiency) on page B-3. Revise your schedule on pages B-3 and B-4, as necessary.

5. You disclose the estimated fair value of your net assets
($1,891,000), which is less than the amount disclosed for the cost of the Investor Group`s 78.84% ownership in your company
($2,188,000).
Help us understand why the estimated fair value of your nets assets is not more than the Investor Group`s cost of their less than 100% ownership interest.

6. Tell us whether you recorded deferred tax assets or liabilities for the differences in tax basis and fair values of assets/liabilities in applying push-down accounting to arrive at your pro forma balance sheet on page B-4. In your response, specifically address your consideration of paragraphs 30-34 of SFAS 109, in determining whether deferred tax assets or liabilities should be recorded.

7. We note your computation of the step up in book value of net assets is based on the Investor Group`s 78.84% ownership percentage
(page B-4). Considering you have disclosed that the individual members of the Investor Group and the Investor Group are considered a control group (page B-3) tell us why the step up in the book value of
net assets is not based on an increase in the control groups ownership percentage of 65.52% (17.85% - percentage ownership of individual members prior to Investor Group`s investment to 83.37%
-
percentage ownership of individual members and Investor Group combined). Advise or revise.

8. We note from your response to comment no. 20 that the debt conversion occurs prior to the application of push-down accounting.
Considering the conversion occurs prior to applying push-down accounting tell us why historic stockholders` deficiency of approximately 13.4 million is not adjusted by the effect of the debt conversion before applying the ownership percentages (16.63% and 4.53%), to arrive at the "basis to carry over" for the Non-Investor
Group and the Investor Group pre-existing ownership (page B-3).
In
this regard, we note that the "Historical Book Value-Pre Push Down Accounting" assets and liabilities (page B-4) appear to be presented as if the debt had been converted in arriving at a negative book value of $10,119. Advise or revise your computations in arriving at
"New stockholders` deficiency" to include the effect of the debt conversion before applying the ownership percentage of the Non-Investor group and the pre existing ownership percentage of the Investor Group.

Closing Comments

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


*              *              *              *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Thomas Ferraro at (202) 824-5367, or Stephen Krikorian at (202) 942-2959, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 with any other questions. If you need further assistance, you may contact me at (202) 942-2903.

	Sincerely,


	Celeste M. Murphy
Office of Mergers and Acquisitions

cc:	Via Facsimile
	David M. Griffith, Esq.
	General Counsel
	Fax: (949) 598-6324